Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                     Registration No. 333-123309





                                PROCTER & GAMBLE

                             Moderator: Clayt Daley
                                 April 28, 2005
                                  7:30 a.m. CT


Operator: Good day everyone and welcome to the Procter and Gamble third quarter earnings release conference call. Just a reminder, today's call is being recorded. The rebroadcast, reproduction, or retransmission of this conference call in whole or in part is strictly prohibited without the prior written consent of the Procter and Gamble company.

     And now for opening remarks and introductions, I'd like to turn the call over to the Chief Financial Officer, Mr. Clayt Daley; please go ahead, sir.

Clayt Daley: Thank you. And good morning and welcome to Procter and Gamble's quarter end conference call.

     A.G. Lafley our CEO; and John Goodwin, our Treasurer join me this morning. I'll begin the call with a summary of our third quarter results. John will cover our results by operating segment, and I'll wrap up with an update on the Gillette transaction, our expectations for the June quarter and a brief outlook on next fiscal year. A.G. will join the call for the Q&A's, and as always following the call John Goodwin, Thomas Tippl and I will be available to provide additional perspective as needed.

     Now on to the March quarter results. We delivered another strong quarter, with organic sales growth of eight percent, driven by seven percent volume growth on a comparable basis. Diluted net earnings per share were 63 cents, up 15 percent versus year ago, and two cents ahead of the consensus. This was our 13th consecutive quarter of top and bottom line growth at or above our long-term objectives. And this performance comes on top of a very strong base period where organic sales grew a record nine percent, and EPS grew 14 percent.

     Third quarter net sales were 14.3 billion, up 10 percent. Acquisitions and divestitures reduced sales growth by one percent, due to the juice divestiture last August, while foreign exchange added three percent.

     Organic sales growth was up eight percent, comfortably above the top end of our target range. Total shipment volume increased six percent, and organic volume grew a strong seven percent. All business units delivered volume growth of mid single digits or better with health care, baby and family care, and beauty care setting the pace. Health care volume grew 14 percent. Baby and family care was up eight percent. And beauty care grew seven percent.

     Developing market volume grew more than 15 percent. In our December analyst meeting, we talked about winning with more of the world's consumers, as a key part of our top line growth strategy. These results indicate that we are making good progress against this major growth opportunity.

     For the first time in four years, price had a positive impact on sales up one percent. This is a result of price increases to recover higher commodity costs. And we have announced additional commodity related price increases in the US for diapers, dish care, Pepto-Bismol and Metamucil. Market acceptance of our price increases has been generally favorable particularly in developing markets, family care and coffee. But despite escalating prices for petro-chemically derived materials competition has not changed price, since our price increases in fabric care, both in the US and Western Europe.

     Also competition added escalating promotion spending in categories such as dish care, and oral care globally, and diapers and Western Europe. We are carefully monitoring our business progress in these categories over the June quarter, and are permitted to provide consumers with a competitive value proposition.

     Next, earnings and margin performance. Operating income was up 17 percent to 2.7 billion. Operating margin expanded a strong 110 basis points. The improvement was driven primarily scale leverage from higher volume, and tight cost control in areas of cost of goods and SG&A as well as pricings to partially recover commodity cost increase. Gross margin was down slightly, as we absorbed a significant negative commodity impact of more than 100 basis points.

     We expect that we are close to the peak of year-over-year gross margin compression from commodities, since we will begin to (lap) higher commodity prices in the base period. However, we believe commodity prices will remain at high levels for the foreseeable future.

     Selling, general and administrative expenses are down 120 basis points. We are benefiting from scale leverage and overhead and marketing support, particularly in developing markets, as a result of their continued rapid growth. We are maintaining rigorous cost discipline across all businesses, resulting in lower overhead spending as a percent of sales. And we are making good progress with our marketing ROI work, to get more out of each dollar spent. As a result, we continue to deliver very strong top line growth with marketing spending as a percent of sales, at or below year ago levels, behind a strong initiative program.

     In the back half of the fiscal year, we have been launching in North America alone, eight beauty care initiatives, including Pantene color expressions, Herbal Essence styling products, Nice and Easy with color seal technology, and (Boss Soul). Three fabric and home care upgrades, including Tide cold water, and Dawn with bleach alternative, four pet health product initiatives, including a new Eukanuba indoor cat formula. As a well as a series of oral care initiatives, including Crest Pro Health Rinse, to new Scope flavors and Crest sensitive toothpaste. Our initiative program outside of the US is equally robust and supported by strong marketing programs. This is driving volume and sales growth even in challenging markets, such as Western Europe.

     Now before we move to cash performance, I would like to make a few comments on the impact of the share repurchase program, foreign exchange and tax. As expected, the stepped up share repurchase was neutral to EPS in the March quarter. This is due to the treasury stock accounting method, which has a lag effect on the average quarterly shares out standing while the additional interest expense is immediately reflected in the income statement. For the same reasons, plus the fact that we won't purchase shares between the time of the proxy and the shareholder vote, we continue to expect less than one cent EPS improvement for the fiscal year as a result of the stepped up share repurchase program.

     With regard to foreign exchange, we are benefiting from unusually stable developing market currencies. This year, P&G's basket of emerging market currencies has been appreciating modestly versus the dollar. Therefore, compared to the past two fiscal years, we estimate a slightly stronger contribution to earnings from currency to the tune of about one percent point. Now this is, of course, significantly below the currency benefits on the top line because of our substantial natural hedge position, and our corporate hedging programs.

     Now let me turn to tax. The higher March tax rate of 31.9 percent is due to a provision for taxes on anticipated dividends from foreign subsidiaries. This was largely offset by a reduction of tax reserves, relate to favorable tax settlements in a number of jurisdictions. These discreet tax items have to be recorded in the quarter they occur. In line with prior guidance, the company still expects the effective tax rate for the fiscal year to come in about 30-and-a-half percent. This is slightly higher than the 30.3 percent recorded for the first half of the fiscal year, due to more profit coming from higher tax locations. Now I want to note that this does not reflect the potential impact of repatriating incomes earned outside of the United States under the American Jobs Creation Act, commonly referred to as Homeland. We are still waiting for clarification and revision of provisions, that need to be redrafted, to determine the amount of earnings we may repatriate, if any under the act.

     Now, on to cash. Operating cash flow in the quarter was more than 2.6 billion, about $330 million less than the same period last year. Working capital performance was negatively impacted by higher inventories, up two days versus a year ago. This is the result of higher commodity costs, pipeline build for the strong initiative programs, as well as rebuilding inventories on a number of categories, where we were previously on allocation.

     Free cash flow for the quarter was $2.2 billion. Capital spending for the quarter was 3.3 percent of sales. And we are on track for another year of cap spending at our below our long-term target of four percent. Free cash flow productivity was 126 percent for the quarter. This brings the year-to-date cash flow productivity to 91 percent. And we remain on track to meet our 90 percent target for the fiscal year.

     Now I'll turn it over to John for a discussion of the business unit results by segment.

John Goodwin: Thanks, Clayt. Our beauty care business delivered very strong in the quarter. Volume increased seven percent led by skin care, fine fragrances and feminine care. Sales were $4.9 billion, up nine percent, including a three percent gain from foreign exchange. Net earnings were $701 million, an increase of 23 percent, driven mainly by strong top line growth. Earnings were also helped by synergy savings from the weather acquisition integration which remain on track with the initial targets. In addition, the increased ownership of the China business, and the weather domination agreement added to earnings growth. These benefits funded increased marketing support for new initiatives, such as Olay Quench hand and body lotions; Olay moisture rinse, in shower body moisturizer; Pantene pro health and color expressions initiatives; geographical expansion of Herbal Essences into Japan; and hair and skin care portfolio expansion in Asia including rejoice, SK2, and Olay white radiance eye cream.

     Global skin car delivered its sixth consecutive quarter of greater than 20 percent volume growth. The growth this quarter was broad based, with developed markets up mid teens, and developing markets up more than 30 percent. In North America, Olay skin care volume was up mid teens behind the launch of the Quench and (Regenerist) night initiatives. Olay past three month all outlet value share of US facial moisturizers was 39 percent, up five points versus the prior year.

     Global retail hair care volume grew mid single digits. The Pantene brand grew volume double digits in both developed and developing markets, and the rejoice brand grew strong double digits driven by new initiatives in developing Asian markets.

     Hair care value share in Western Europe was up nearly two points to 22 percent. In North America, hair care value share was 32 percent, down just over a point. A steady growth of the market leading Pantene brand was more than offset by soft Herbal Essences results, and minor brand discontinuations.

     The global feminine care business delivered another quarter of strong volume growth led by developing markets, with volume up more than 20 percent. Volume of the (Naturella) brand more than doubled versus the same quarter last year, behind expansion into Central and Eastern Europe and continued growth in Latin America. The Always Whisper pad franchise grew double digits behind the new cotton light top sheet upgrade in developed markets, and mid tier entries in developing regions. Always is now at record high value share for the feminine pad segments in both the US and UK with shares of 49 percent and 66 percent respectively.

     Health care also delivered very strong results. Volume grew 14 percent in sales with $2 billion, and increase of 16 percent. Actonel, Prilosec OTC, Vicks, and the developing markets oral care businesses led the top line growth. Foreign exchange helped sales by two percent. Net earnings were $252 million, up 22 percent, driven mainly by the strong top line results. Also, this is versus a strong grace period, where earnings grew 48 percent.

     In personal healthcare, Prilosec OTC volume for the quarter was more than double the amount shipped in the same quarter last year, partially due to the rebuilding trade stock. Prilosec OTC US all outlet value share of the heart burn segment is 32 percent, up two points versus last year.

     The Vicks business had a very strong quarter, with double digit global volume growth due to the later cold and flu season compared to last year. Global oral volume was up high single digits. Developing markets delivered another quarter of very strong volume growth which more than offset slight volume declines in developed markets. The soft developed results were mainly due to contraction of the US tooth whitening market versus the prior year. However, volume growth of tooth whitening on a sequential basis, up high teens versus the December quarter

     In the toothpaste segment, P&G's US past three month all outlet share is 33 percent, inline with the same period last year. This is despite increased levels of competitive spending. In China, Crest past three month value share is now over 26 percent, up seven points versus the prior year.

     Pharmaceuticals posted double digit volume growth led by Actonel. Actonel continues to deliver broad based share growth and is now over 33 percent global value share, of (biphosonates) for the treatment of osteoporosis. Actonel has now grown global share for 34 consecutive months.

     Baby and family care had another good quarter of volume, sales and earnings growth. Volume grew eight percent, led by higher single digit growth in baby care, and mid single digit growth in family care. Sales increased 13 percent to $3 billion, including a three percent help from foreign exchange. Pricing helped sales growth by one percent, driven mainly by increases taken last summer, in North American family care, to partially recover higher pulp and energy costs. This has been partially offset by pricing adjustments in select Western European baby care markets, to respond to heavy competitive promotional spending.

     Net earnings for the quarter were $339 million, an increase of 56 percent. The very strong earnings growth was driven by fixed cost leverage from volume growth and manufacturing cost savings. Price increases on the family care business, largely offset the negative impact of higher commodity prices. In family care, US all outlet share for Bounty is 41 percent, up nearly a point versus last year. Bounty continues to get excellence customer support behind the new pack format introduced last year. Charmin US all outlet share is up 27 percent, up versus a point in the prior year. Charmin has benefited from a new pack line up and a new mega roll pack to address consumer's desire for longer tissue roll life.

     Baby care delivered broad based volume growth with developed markets up high single digits, and developing markets, up in the teens. US Pampers diaper past three month all outlet value share was over 28 percent, up more than two points versus year ago behind the continued growth of the baby stages line, specifically the new feel and learn training pant. In addition, we recently launched can do toddler care wipes, and hand soap in North America, building on their success in Western Europe. Western Europe Pampers diaper share is now over 54 percent, up two points versus year ago. This growth is being driven by ongoing product innovations on both the baby drive, and the premium baby stages of development line.

     Fabric and home care delivered solid top line growth, with volume up five percent, and sales were $3.8 billion, up seven percent. Foreign exchange helped sales growth by three percent. Mix lowered sales by one percent due to rapid growth in the laundry detergents business and developing markets. Net earnings for the quarter were $508 million an increase - a decrease, sorry, of six percent versus last year, due mainly to higher commodity costs. Also, negatively impacting earnings was a one time charge related to supply chain sourcing optimization.

     During the quarter, P&G continued the launch of high end initiatives in the US with the introduction of Tide cold water. Similar to the recently introduced Tide with a touch of Downey, this initiative gives the consumer great total wash value from a premium priced product.

     Also during this quarter, P&G increased list prices on the US Era and Gain brands, by eight percent to partially offset increases in commodity costs. This was coupled with a temporary increase in promotion funds for these brands to allow retailers to phase in the higher prices during the quarter. And to keep our brands competitive with those that have not taken similar price increases.

     Global fabric care volume was up mid single digits, lead by China. P&G laundry value share in China is now 19 percent, up five points versus last year. In Western Europe, laundry share is now 32 percent, up a point versus year ago. And in North America, P&G laundry value share is over 58 percent, up slightly versus the prior year.

     Our home care shipments were inline with a very strong prior year base period, when volume was up more than 20 percent behind initiative introductions. Market share positions in home care remain strong. P&G past three month all outlet value share for Swiffer cleaning systems is 78 percent, up five points versus last year. P&G US hand dish washing liquid value share is 54 percent, about flat versus last year. And the market leading dorm brand is up 41 percent share, up more than a point. Cascade continues to build its leadership share in the US auto dish washing segment, with value share of 58 percent, up six points since last year. And Febreeze holds a 77 percent value share of fabric sprays, and has quickly earned a 12 percent share of the instant air freshener market, behind the successful launch of Febreeze air effects.

     P&G remains focused on growing brands over the long term with meaningful innovation. But we will also keep brands priced competitively to ensure we deliver superior consumer value.

     Snacks and coffee volume increased six percent for the quarter, led by double digit volume growth of the coffee business. Sales of $767 million, up 16 percent. Foreign exchange helped sales by one percent, and pricing increases to align retail prices with green coffee costs increased sales growth by nine percent. Net earnings were $105 million, up 91 percent versus a low based period. Fixed cost leverage from higher volume growth, the price increases to offset higher green coffee costs, and lower merchandising spending helped to restore margins to levels existing prior to the significant increase in raw material prices.

     Despite the risk of being the first (mover) to increase prices, Folgers grew past three month US all outlet value share, versus the prior year, and is now at 33 percent of the market. Pringles past three month all outlet value share was over 14 percent, up slightly versus last year. And we continue to get greater customer and consumer response to our unique printing and flavor customization initiatives.

     That concludes the business unit review. Now I'll turn the call back to Clayt.

Clayt Daley: Thanks, John. Before closing with guidance, I want to provide a brief update on the progress of the Gillette acquisition. We have now formed integration teams for the regions, functions and product lines, led by (Jim Kilts) and me. Work has started to map out the specific steps that capture the committed synergies. The plans are being designed to effectively and efficiently bring together these two great companies. And while it's early, we're on track so far.

     On the people side, we're putting in place processes, to identify the players we want to field as part of the best team. We've also made several key decisions about how the combined company will be managed. We will operate within the P&G, GBU, MDO structure that has proven successful over the last four years, and is frankly fairly similar to Gillette's current operating structure.

     We will create a new segment for Gillette consisting of blades and razors, (Braun) and Duracell businesses, including the marketing, R&D, manufacturing and engineering functions supporting these operations. The Gillette segment will report to (Jim Kilts); blades and razors will continue to be based in Boston; Braun in (Kroenberg), Germany; and Duracell in Bethel, Connecticut for the foreseeable future.

     Gillette's all care and personal care businesses will be combined with P&G's oral care, and deodorant and Old Spice businesses, with locations still to be determined. The combined oral care business will report to Kerry Clark while the combined personal care business will report to Susan Arnold.

     Our on the ground operations will go to market as one company everywhere around the world. This means that P&G's MBO and Gillette's commercial operations will merge into a single organization.

     The combined company will operate under P&G's shared services model. Also, Gillette will adopt P&G's reporting framework moving to a fiscal year that ends on June 30.

     Now let me update you on the closing timing for the transaction. We expect to mail the proxy in the first half of May. The P&G shareholder vote is currently scheduled for June 13th. The Gillette shareholder vote is currently scheduled to take place on June 14th. These dates are based on the expectation that the SEC will declare the refilled S-4 effective in early May.

     Next to guidance for the June quarter. Top line for the quarter, as well as the fiscal year should continue to expand at a high single digit's rate.

     For the June quarter, foreign exchange is expected to contribute about two to three percent to sales growth, the negative impact from developing market mix and the juice divestiture should be offset by positive pricing. Operating margins is expected to be about flat versus the June quarter a year ago.

     In light of higher commodity prices, and uncertainty about competitors following our price increases in developed markets, we believe it is prudent to make sure we have the financial flexibility to address whatever issues confront us in the marketplace. We remain committed to taking appropriate steps to maintain competitive value where and when necessary. And we will continue to support our strong initiative program to keep the top line growing.

     As mentioned earlier in the discussion about tax, we expect the rate for the year to come in at about 30-and-a-half percent. We will update tax guidance, once we have more clarity about the potential opportunities created by the American Jobs Creation Act.

     With regard to earnings per share, we continue and expect a range of 54 to 55 cents per share for the June quarter. And with the March quarter over delivery, we are raising the fiscal year earnings guidance to a range of
     2.64 to 2.65 per share.

     In summary, we are pleased with our ability to deliver a second consecutive year of 14 percent earnings per share growth, especially since this year has been characterized by a very challenging cost and competitive environment.

     Now turning to the next fiscal year, our financial planning process is not yet complete, but I want to provide some preliminary perspective. To be clear, this is excludes the impact of the Gillette acquisition which we outlined at the time of the deal announcement. We will incorporate Gillette in our guidance, once the closing date has been established.

     For fiscal 2006, we expect P&G to deliver another year of sales growth, XFS towards the upper end of our four to six percent long term target range. This is despite a very strong base period comparison where organic sales had been growing at a rate of about seven percent.

     Based on our early estimates, we expect fiscal 2006 to be our fifth consecutive year of double digit EPS growth. This is consistent with the current analyst consensus estimate of about 10 percent growth which we believe is appropriately conservative at the current time.

     We continue to expect margin pressure from raw materials, particularly in fabric and home care. This is a result of the tight supply situation and a number of feed stock chemicals. We also are not counting on competitors to reduce promotion spending from the current high levels.

     Finally we are going to (lap) a very strong base period in a number of businesses including beauty care, baby and family care, as well as developing markets.

     Now with the guidance just mentioned, as I said, it was all on a P&G standalone basis without Gillette. As we laid out in New York, post Gillette, we will raise our sales growth FX target by one point to five to seven percent through the end of the decade. We have confidence in our ability to achieve this objective on the basis of our strong track record over the past four years, and we'll bust initiative pipeline, Gillette's exposure to faster growth categories, and an equally robust pipeline on their side.

     Gross synergies generated by the deal in three key areas, in developing markets, in categories such as personal care, oral care, and hair removal and from approved go to market capabilities and developed markets.

     Again, this is just a quick overview. We are still completing our planning for next year, and we'll provide full guidance, on fiscal 2006 during the June quarter earnings call.

     Now that concludes the business comments for the quarter. As you know, the discussions include a number of forward-looking statements. If you will refer to our most recent 10-K and 8-K reports, you will see a discussion of factors that could cause the company's actual results to differ materially from these projections. And as required by regulation G, we need to make you aware that the call has referred to a number of non GAAP measures.

     Management believes these measures provide our investors valuable information on the underlying growth trends of the business. Organic refers to reported results excluding the impacts of foreign exchange and acquisitions and divestitures where applicable. Free cash flow refers to operating cash flow less capital expenditures. And we have posted on our Web site www.pg.com a full reconciliation of non GAAP measures to US GAAP to provide additional clarification.

     And now A.G., John and I would be happy to open up the call to your questions.

Operator: Thank you, Mr. Daley, the question-and-answer session will be conducted electronically today. If you'd like to ask a question, please signal us by pressing star one on your telephone keypad. In fairness to all participants and in the interest of time, please limit yourself to one question. And again, press star one to enter the queue.

     We'll take our first question today from Amy Chasen with Goldman Sachs.

Amy Chasen: Good morning. Can you just talk a little bit in more detail about the pricing? Obviously, you know, it shifted positive. Is there any place where you've taken pricing where it's not kicking in? What other opportunities are you thinking about? Just so you know Energizer just announced a price increase in the US, so, you know, is there opportunity in batteries? And so if you could just talk about that. And I guess what I'm really getting at here is you mentioned that on the mid tier laundry detergents, that, you know, you're offsetting some of the pricing with promotional activity in the short term, are there other categories where you're doing that as well?

Clayt Daley: Well, first, we obviously can't comment on batteries. So that's a question that would have to be, at this point, directed to Gillette. A.G., do you want to...

A.G. Lafley: Yes, I think Amy, the simple way to think about our pricing strategies, our tactics, and our execution is where we're trying to achieve the right balance. And we're trying to be responsible and price for commodity increases that are going to sustain. And I think we've talked about this at two previous earnings calls. We want to make sure that when we see commodities rise, that we understand, you know, where they're going to be, and how long they're going to be there. And then take appropriate pricing action.

     The only place I can think of where, you know, I would say the pricing hasn't stuck as well as we would like is in a little bit in Western Europe laundry, and a little bit in the US. And I still think it's early in the US though and it remains, you know, to be seen how that's going to work out.

     But in all of the other instances I can think of, the pricing, you know, our retail partners have moved on the pricing. Consumers have understood it and have responded. And as John mentioned in the call, in most of the instances, you know, the share progress we were making, we continue to make post the price increases.

Amy Chasen: Can you just tell us, it was up once percent this quarter, what's your expectation for next year?

A.G. Lafley: It's too early because we really need to go through all of the business sector...

Clayt Daley: Yes, it's one of those things where we'll be - next year, we'll be comparing prices increases we took this year, which will have a partial year impact to next year. And obviously depending on what happens in commodities, we're going to have to determine whether any additional pricing is appropriate, but it probably won't be more than one percent.

Amy Chasen: OK. Could you also just talk a little bit more about Western Europe, and give us some idea of what your volume growth in the quarter was in that market? And you also alluded to some promotional activity in diapers, or maybe it was a list price reduction. Can you give us a little more detail on what you did there?

A.G. Lafley: OK. Let me take Europe first, we've been growing, you know, mid singles in Western Europe. And our volume has been growing a big ahead of our sales. There is some deflationary pricing in some markets in some categories. As this won't surprise you, Amy, what we watch like a hawk is our market share progression. And, you know, we fairly consistently been growing market share on 80 plus percent of our volume in Western Europe. We also watched the, you know, what I would call the critical markets.

     And we - you and I have talked about Germany in the past before. And in Germany, you know, right now, over the past 12 months, you know, we are growing our market share in all of our core businesses. We're growing in laundry. We're growing in baby diapers. We're growing in hair care, shampoo specifically. And we're growing in fem care. And we're not only growing faster than the branded competition, but we're growing. And in all cases, for instance, all of the (open same) period is actually giving up share.

     So, you know, if you step back from your questions about pricing, and your questions about Western Europe, but we're always trying to do is make sure we have the consumer value equation, right. Make sure that we're appropriately investing in our innovation so we get trial among consumers, and watch our market share progressions.

     You know, Europe's - I mean you know and I know, several European economies are slowing down. But our point of view is that's sort of outside our control. What's inside our control is what we can do in our businesses with our innovation, our branding, our cost structure and our pricing and we try to get that right to the consumer and her value.

Amy Chasen: And just lastly, on the Western European diapers, the promotional activity, or the list price reduction can you talk about that?

A.G. Lafley: On Western Europe diapers, yes, I mean the promotional activity by our principal competitor is, you know, up dramatically in the past few months. But despite that, I think, as John mentioned in the call, you know, our market share in Europe is up a couple of points across the board. And in the UK where the activity has been really intense, you know, we're above a 60 share and growing.

     So, you know, in the end, we're bringing a better brand, and we're bringing a better line of products that are delivering value to young moms, and that's really what's making the difference.

Amy Chasen: So did you take a price cut there? Are you just increasing your promotional activity?

A.G. Lafley: We're just - I'll tell you what we're doing, market by market, baby diaper line by baby diaper line, we're looking at where we have to keep the pricing relative to the competition to continue to offer a good value. So what we're doing is we're dialing our promotional activity very specifically on the part of the line where we want to keep the right, and the country where we want to keep the value right.

Clayt Daley: It's been primarily through promotion spending, not list.

Amy  Chasen: OK. Great, thank you.

A.G. Lafley: OK.

Operator: We'll take our next question from Ann Gillin with Lehman Brothers.

Ann Gillin: Thanks. I just wondered if we could switch gears to developing markets. And I'm wondering if you've yet assessed how soon after the Gillette merger, you might begin to see a positive benefit to operating margins from growth in emerging markets?

Clayt Daley: Well there's clearly an opportunity there. And we believe one of the synergies of the Gillette acquisition that can be captured on the early end is in developing markets where in countries like China we have an excellent distribution system. And we're going to be able to give Gillette products a lot more reach, a lot more distribution, in front of a lot more consumers than they have been able to.

     And on the flip side, Gillette brings meaningful scale to P&G in some countries like the (Southern Comb), India, Korea, Australia, New Zealand where they substantially add to our business. Well there's a top line opportunity here. And I believe that, you know, because the Gillette products have such good gross margins and contribution margins, there's no question that there should be some operating margin leverage behind that top line. And those regions are - you know, as I mentioned on the call, we've already formed integration teams in every region combining Gillette people with P&G people who are obviously looking at the organization design and how to capture the cost synergies, but are also looking at where we can get top line growth. Of course, from an anti trust standpoint, we've had to be careful in some categories about what we talk about, but obviously, as you know, in places like blades and razors and batteries there's little anti trust sensitivity.

A.G. Lafley: Ann, this is A.G. Just real quickly, I think the simple way to think about it is, and this shouldn't surprise you, we're going to drive top line first. We're going to drive distribution, consumer trial, and we're going to drive our sales. We're going to get scale, as Clayt mentioned. And we're also going to get mix help because of their margins as Clayt mentioned. So I think it's a pretty virtuous circle.

Ann  Gillin: So pretty quickly is...

A.G. Lafley: That's my hope.

Ann Gillin: OK. And then, secondly, I just wondered if you could elaborate on what the allocation of various products, and what they were beyond Prilosec cost to revenue growth?

A.G. Lafley: Ann, this is A.G. I really don't want to detail it for obvious competitive reasons, OK. But I will say this, in addition to the cost challenges, in addition to the competitive intensity, we had such a strong line up of innovation this year, that frankly, some of the take off on some of the items was, you know, beyond what all of our pre market, and frankly what our retail partners, and P&G expected it would be. So it was consequential. But we were able to manage it. And Prilosec is getting a lot better. And we're pretty much shipping all of the turn over product that our retailers need. And we're as quickly as possible rebuilding - building inventory so we can manage relaunches which many of retailers want to do. And virtually everything else is off allocation. Feel and learn diapers is off. We may have one or two items that...

John Goodwin: A couple on beauty care are new initiatives. ((inaudible)) in the launch period in...

A.G. Lafley: But I mean you're right. It was very tough in the summer, the fall, and well into this first quarter, because we had a number of things that were rocketing.

     And I guess the last thing I would say is as soon as we have the supply, we're going to go back and reinvest because we're not where near the trial potential on a lot of these items. So we're going to stick with it until we go build trial among the targets.

Ann Gillin: So another way to look at this might be that you got some benefit on the price line this year from having less to ship out?

A.G. Lafley: No. I think - I wouldn't - I don't think that was a major factor on the price line. I think the price line and the major factor was really we priced, you know, where we had to. And, you know, where it was most urgent first, you know, coffee, tissue towel, fabric care. And I think that's really what's driving the one point in pricing. It wasn't product supply issue.

Ann  Gillin: And then, on mix, though, we might have taken a little bit.

A.G. Lafley: I think our mix could have been - would have been even better.

Ann  Gillin: Right.

A.G. Lafley: If we had shipped everything. So what I'm looking at, frankly, I'm optimistic about it because as painful as it was, and as carefully as we worked with all of our retailers, you know, in the vast majority of cases, you know, we're going to be relaunching these items.

Ann  Gillin: Great, thanks very much.

A.G. Lafley: OK.

Operator: We'll take our next question today from Wendy Nicholson from Smith
     Barney.

Wendy Nicholson: Hi. Could you say one more comment on the Western European issue? I know everybody is focused on that. And I guess the concern is that even though the economies may be under pressure now, perhaps the role of the deep discounters is more of a secular change, or structural change, and it's here to stay. So my question is if that's the case, where do you stand in terms of your cost structure in Western Europe. Do you think there is still ample opportunity for you to whittle down your costs, so that can still be, you know, a strong and profitable market for you?

A.G. Lafley: For sure. Wendy, here's the way that we think about Western Europe, it is the largest consumer market in the world that we compete in. I mean it's an even larger consumer market than the US, OK, if you add up all of our categories. We're still - despite our high development in some of our core businesses, we're still not as developed as we can be in others. And we're still not in all the businesses that we'd like to be in in Western Europe. So we sort of take the long term view of Western Europe, which is it's an attractive market. It's not growing at the rate of the US, but it is still growing. And, you know, we understand the consumer pretty well there. And there are a lot of unmet needs and wants.

     The second point is, I think, you're right about the discounter phenomenon. It's a different type of discounter phenomenon, but it isn't new. It's been around since the 70s. I think it's, you know, we could probably get a good discussion going about whether it's peaked or not. You know, I don't even want to get into that. But I think the - I think it will be there. I think it will be secular. It will be something that we deal with. And that's why we focus so hard on making sure we're offering the right consume value equation, on every one of our brands, and everyone of our product lines, not just versus the branded competition, but also versus the major, you know, the major discounters, (All Leads) and (Leedles) of the world.

     And then, finally, in the end it's all about innovation, are we innovating and delivering product performance quality and value that is a value to consumers? Because they vote on whether it's a better value for them. And the fact that our share has been growing on 80 plus percent of our businesses is reasonably heartening. We know we're not going to grow at the same rate that we can grow in other regions because the economies aren't there. But we're hopeful that the economies, you know, will improve in a year or two. But it's too big a market. It's too important for us. You know, we're going to stay on our strategy which is deliver better consumer value, improve the equity of our brands, lead on innovation.

     On the cost side, because you did start out there we've improved our cost structure over the last three or four years. There's still a lot of opportunity to improve it more. And (Laurel Felipe) and his team are all over it.

Wendy Nicholson: And it's fair to assume, I imagine, given the size of Gillette's business over there, that that would be one area that would offer potential huge opportunities for incremental cost cutting?

A.G. Lafley: When we get into it, I think there will be a fair amount of scale leverage in the - as we combine the commercial operations and the go to market operations. I think you're right.

Wendy Nicholson: OK. And then, my second question has to do with your plans for the share buyback. I know when you announced the Gillette acquisition you said that the share buyback would be a big thing over the next couple of quarters. But I believe there's a prohibition from you buying back stock for a big chunk of the second quarter because of the timing of the mailing of the proxy? Does that mean you're just going to be buying back a lot of stock during the part of the quarter that you're allowed to? Or should we see less of a contribution in the quarter?

Clayt Daley: Well what we said, yes, there will be about a five week period, roughly where we have to be out of the market. And as I say, we've been buying stock since the announcement of the Gillette acquisition. We bought about 30 million shares after that announcement in the quarter. We're going to continue to buy until the S-4 is issued, the proxy is issued. And then, after the shareholder vote, we'll actually be able to buy more, OK.

     So but still net net net we're talking about, you know, less than a penny contribution to EPS in the quarter. We're really going to start to see the real impact on earnings next fiscal year, although, of course, we hope to get the Gillette deal closed as soon as practical, and that will therefore, obviously with all of the news shares that are being issued, have a huge impact in the other direction.

Wendy Nicholson: Terrific thanks.

Operator: We'll take our next question from Bill Pecoriello with Morgan Stanley.

Bill Pecoriello: Good morning, everyone. My question is there's always a trade off on the margin versus top line. In this quarter, you delivered upside on both. Can you talk about the leverage on the SG&A line, how much you increased market spending by in the quarter? You had mentioned in the prepared comments about getting more bang for the buck on the marketing dollars spent.

     Also, was there anything in that SG&A line in terms of a (lapping), any restructuring costs, and the base period? And going forward, how should we think about getting leverage out of that line?

A.G. Lafley: Bill, this is A.G. There is leverage on the SG&A line. There is leverage on the SR&A, the overhead side, which, you know, Clayt, and I have talked about a number of times. But there's still scale leverage there. We continue to get leverage in - we continue to get leverage in our GBS operation, which is, you know, beating our cost objectives, improving the service quality, and still allowing us to innovate where we need to. In IT there's - we're still getting leverage in the MDO organization. And as Wendy asked, you know, with Gillette, I think there's more leverage there when we combine commercial options in MDO. And we're still getting leverage in R&D. And we're getting leverage in R&D because we're doing more connect and develop. We continue to do more connect and develop on the outside. So our research dollars are more productive.

     On the marketing side, specifically, the simple way to think about it is our dollar spending was up in support of the innovations and the initiatives. But because of marketing mid modeling and marketing ROI, we're getting more efficient and more productivity with every dollar that we spend. And I think there's still a lot of opportunity there. Every brand in every country that has done market mix modeling or marketing ROI has improved the productivity of their marketing spending without exception. So, you know, this is just - we're just - we're training it like crazy. We're finding appropriate, what we call light versions to get into the developing markets, where they don't have all of the resources, and can't afford, you know, all of, you know, all of the modeling that's required. But I think we're going to benefit from this for at least another two or three years.

Bill Pecoriello: Great, so the drivers that we saw in this quarter for some time to come are going to continue to be drivers.

A.G. Lafley: I think so.

Clayt Daley: Although, Bill, I have to say the margin expansion in this quarter, as you saw was unusually high, all right. And so, you know, while the leverage points are still there, I wouldn't suggest that we can build this kind of - we're obviously not guiding to this margin improvement in the fourth quarter and fiscal. And this level of margin improvement is well above our long-term goals.

Bill Pecoriello: OK. There was nothing unusual, though, in the quarter, in terms of the (lapping) of restructuring this quarter versus last quarter - last year?

Clayt Daley: Not really.

Bill Pecoriello: And then, just on the pricing, as you talk about the balance in the portfolio, and you mention beyond the West Europe diaper some other categories like oral care, dish care, where there's been more promotional competitive environment. As you're looking at the criteria like your market share trends, promotional price gaps, if you decide you need to reduce those promotional price gaps, are you looking elsewhere in the portfolio, in terms of additional pricing you can take in other categories or geographies to offset anything you need to do, and the ones that you had mentioned.

A.G. Lafley: Well we always try to balance. First, we try to balance within the category or GBU worldwide. So across categories, and regions. The second thing we look at is we look at across the portfolio. The other balance, Bill, is, you know, we're still driving cost reduction programs in all of these businesses. In other words, they all have cost improvement programs. So we try to offset as much of the commodity cost pressure as we can, you know, on the cost side, because we're trying to keep the consumer value right. And we don't want to get in a situation where you have big swings in promotion levels, you know, the depth of promotion. We actually - because we think that leads to - you know, that can begin to impact consumer loyalty. So when we see deep discounts. You know, that's really not a good thing for consumers, because consumers begin to wonder, gee what is the price of dish liquid, OK.

     And the other thing we try to do is we think it's bad for your percent promoted to get too high. So, you know, we're frankly surprised at the level of percent promoted that some of our key competitors have gone to in the past, you know, in the past period. We would steer away from that.

Clayt Daley: But in response to your question, we would generally not price one place to spend another. We would look at pricing against cost increases on a category and geography basis.

Bill Pecoriello: And there's noting yet alarming to you, in terms of your market share trends, versus the promotion - the depth of promotion you're seeing in some of these categories, requiring any adjustment at this point, something you're still monitoring?

A.G. Lafley: Yes, we're monitoring it every day and every week.

Clayt Daley: It's one of the reasons why we stayed conservative on guidance in the fourth quarter, because we've got to make sure that we've got the flexibility to be competitive on a value basis in the market place.

John Goodwin: Yes, as I mentioned in my section Bill, our shares are holding up pretty well. So as A.G. mentioned we're going to monitor them closely in the face of continued competitive spending. But there's - you know, there's been some other areas, some other companies that have donated shares to some of the competitors that have been doing high promotional spending. But we're going to very closely monitor our situation.

A.G. Lafley: I guess in general it's more of an issue in the daily, weekly, household businesses. It is not - it's not a major issue in health, personal care or beauty care. And that's one of the virtues of the balance of our portfolio. You know, they just don't come under a lot of pricing and promotion pressure.

     We think, frankly, it's been pretty rationale in the family care business, that's tissue and towel. And the places that I watch the most closely are, you know, the basic fabric and dish care types of businesses.

Clayt Daley: Oral.

A.G. Lafley: Yes, and oral care.

Clayt Daley: OK.

Bill Pecoriello: Thank you very much.

A.G. Lafley: Yes.

Operator: Next up is Bill Schmitz with Deutsche Bank.

Bill Schmitz: Good morning.

Clayt Daley: Hi, Bill.

John Goodwin: Good morning.

Bill Schmitz: Has the allocation stuff gone too far? I mean have you gotten too disciplined in terms of your capital spending ahead of big new products? Because I know you didn't disclose some of the products that have been in allocation, but some of the things we've seen in the marketplace suggest that pretty much every big launch you've had recently has been an allocation out of the blocks. If you look at Febreeze, the Olay Quench, you know, even going back to (Pearl). So there kind of a change in the mind set that is (pausing out of) P&G right now?

A.G. Lafley: Well first, you know, to be clear, the vast majority - the majority of our innovations and initiatives go out and are not on allocation, OK. You did hit a few that we did have to go on allocation. And in every case our best pre market research didn't come close to predicting what the take off would be with consumers.

     We went through this with a fine tooth combed. And there are different root causes in different businesses. I mean the fact that it sprung up across a number of businesses. And the fact that it sprung up on low capital intensity initiatives, and mid to high capital intensity initiatives, you know, let us to conclude that the capital issue was not - you know, was not a root cause issue. I mean I'll give you just three or four. One was the length of supply chains. You know, the more your supply chains stretch around the world, and in to developing markets and the more parties that are involved in your supply chains, you know, the more you really have to manage the responsiveness and flexibility of the supply chain. Frankly, in some cases, we got caught with raw material or packing material shortages, OK, and that was part of the economy availability issues.

     In some cases, frankly, we didn't listen to major retailers who said, you know, we can do a whole lot better. We didn't listen as carefully. OK, so when they said we're going to go vertical on this thing, and it's going to blow away the numbers that you're seeing in your pre market, we moved it up some, but we didn't move it up all of the way, and frankly, they blew it out of the water. So those there kinds of things that got us.

     You know, hopefully, we've learned from it. And as I said before, we're going to relaunch because there's still a lot of demand for these new products. And there's still a lot of, you know, unmet trial opportunity. And we're back in supply on virtually everything with sufficient supply to relaunch. So I - you know we learned a lot. We worked our way through it. You know, we're looking at this as an engine of growth going forward.

Bill Schmitz: Right. Thanks very much.

A.G. Lafley: Thank you.

Operator: Next, we'll turn to AG Edwards, Jason Gere.

Jason Gere: Good morning.

Clayt Daley: Jason.

Jason Gere: A question for you on the laundry business, I know that the commodity costs certainly are a big pressure right now. But you also mentioned there was a one time issue with the supply chain optimization. How much of that contribute to the 300 basis point decline margins in the quarter?

Clayt Daley: It's a couple of percentage points of it.

Jason Gere: OK. I mean when do you expect to see margins start to return? I know, obviously, that Western Europe is a bit of a - little bit of an overhang right now for everybody. But I mean when would you expect to see the margins start, you know, return to kind of some of the levels that they were at before?

A.G. Lafley: Jason, this is A.G. We're trying to run a delicate balance in laundry right now. And, you know, you have to remember the way P&G runs the laundry business, it looks a lot more structurally like a personal care of BD care business. So we have pretty strong - we have a pretty strong margin position going in. And we've got three things going on. One is we have, you know, the majority of the commodity cost hit has come in fabric and home care. And as we mentioned earlier, even though we have moved on pricing, you know, in some cases the market hasn't moved.

     The second thing we have going on is we have a lot of innovation that we're bringing to market right now, and we don't want to be penny wise, and pound foolish. You know, we don't want to be too short term oriented, and not do what's right for the mid and long term. So we've made the conscious decision that despite the commodity cost pressures we are going to invest in the launches. And we still have a lot of investment to do. And, you know, Tide with a touch of Downey, Tide cold waters.

     We have additional innovation coming out this next year. We have, you know, the Gain fabric softener. We have the simple pleasures. I mean we just have a lot of innovation in the laundry business right now. And it wouldn't be the right thing to not invest in it.

     And then, the third thing is this market is shifting. And some of our competitors are exiting, or virtually exiting from the market. And as a result the primary competition is no longer the branded manufacturers, it's the value brand or its the retailer brand. And as that happens, we're adjusting our portfolios. And we've talked about this a number of times in previous calls. And that means we're making sure we have a strong line up of mid tier brands. And we're making sure that our price differences, you know, our price premiums are the right premiums to continue to offer consumer value. So those are the three things we're trying to dial in. OK, we're trying to dial in the recovering the commodity cost pressures. We're trying to dial in the right amount of investment in our innovation. And we're trying to dial in the right price spread, and the right mix of brands and product offerings so we can compete effectively and continue to grow share profitably in a new marketing environment.

Jason Gere: Is there any update on the Alexandria plant?

A.G. Lafley: We're up and running.

Jason Gere: OK.

A.G. Lafley: Up and running.

Jason Gere: OK, great. And then just one other question...

A.G. Lafley: (A monster) ...

Jason Gere: What's that?

A.G. Lafley: A monster in the bayou.

Jason Gere: And I was wondering if you could just give a little bit of update on Wella, how the integration is going? If there's any change from, you know, your past comments there. And also, just I guess some of the learnings and beauty care. And maybe touch upon the Herbal Essence weakness.

Clayt Daley: Well I think let me talk briefly about Wella. Wella's integration is actually going very well. And in fact, Wella contributed meaningfully to the beauty care results in the quarter.

     The integration - you know, once we got the domination agreement in place, that pretty much gave us the green light to do the integration work that we needed to, and I think the momentum on the Wella business is reasonably good.

Jason Gere: OK. And then just on Herbal Essences.

A.G. Lafley: Herbal Essences is the tail of two cities. As John mentioned, we're still expanding and growing internationally. And we're redoing the equity in the US. And even in the US, you know, with all of its struggle, it's still a four-and-a-half or five share business. It's still like the third or fourth biggest brand depending on the region, and depending on the customer. So we're going to give it, you know, a good face lift. We'll get the equity right. We're going to make sure we're targeting the right consumers how are the prime prospects for Herbal Essence. And we're going to bring in innovation to the brand, and try to get it growing domestically, while it's growing fast internationally. It's a great brand.

Jason Gere: OK. Terrific. Thanks a lot.

A.G. Lafley: Yes.

Operator: We'll take our next question from Connie Maneaty with Prudential.

Connie Maneaty: Thanks, my question has been answered.

Clayt Daley: OK.

A.G. Lafley: Thank you, Connie.

Clayt Daley: Thanks.

Operator: And we'll turn now to Chris Ferrara with Merrill Lynch.

Chris Ferrara: Hi. Have you guys talked a little bit about the role of developing markets in leveraging overhead in the quarter specifically? I was wondering if at this point, are there any specific businesses, where on the operating margin side, where the developing markets businesses actually, you know, tend to be margin accretive for the business as a whole?

Clayt Daley: Margin accretive is beauty, I mean in general. And of course this varies from market to market, but in Asia, there's no question about the fact that the beauty business is margin accretive, and many of the household businesses we still have upside margin potential in some cases substantial up side margin opportunity.

     Whereas in places like our Eastern European business, Middle East and Africa, that business is much more balanced, a much bigger household component, but a household component that makes good money, and a growing beauty care component.

     So we - you know - but at the end of the day, when you're growing your unit volume at 15 plus percent, you sure ought to be getting some fixed costs leverage behind that.

Chris Ferrara: And if you look forward, are there other businesses besides beauty that you think maybe five years from now, where your margins in developing markets are better than developed markets.

A.G. Lafley: I'd say some of the personal care businesses could be.

Clayt Daley: Yes.

A.G. Lafley: There's no reason, in my opinion, why, for instance our fem care business couldn't generate very good margins, whether they're actually better because we have 50 plus shares in Western Europe. And we have, you know, nearly 50 shares in the US. But I think they could be very good margins. There's no reason - oral care margins are good in developing markets.

     I think the only place where the margins are really - the two places where the margins are really tough in developing markets, are laundry and that's because of the low net sales per (pace), OK, and affordability issues. And the other place is baby diapers because you need scale. But I think baby diapers, you know, I've said this several times. Our leading competitor in baby diapers is cloth, OK. There's billions of consumer households around the world, you know, who will have babies over the next 25 years. And if we can convert cloth, you know, that industry could take off. But over time, you know, the key is that over time we have opportunities to build our margins in developing markets.

     And Chris, if I just make one more really quick comment, you know, you've got to remember in our portfolio, which I think is pretty balanced now, it's about a third beauty, it's about a third health and personal care, and it's about a third household. And we still have, you know, roughly 30 percent of our businesses that are not best in class on margins. So I still think there's a lot of margin upside. And, you know, those businesses, we know who - we know which ones they are. And we're working very deliberately to improve their gross margins and improve their operating margins. So I certainly don't feel like we've topped out on the margin side. And I certainly don't feel like we've topped out on optimizing our cost structure and getting the full benefits of scale.

Clayt Daley: The other thing, just to conclude the comment is in a lot of developing markets, particularly in beauty care, the focus now is on driving top line. You know, our margins are just fine. And therefore, we're very much focused on driving sales.

Chris Ferrara: Got it. And then, just on a completely different note you bought about $2 billion share, $2 billion worth of shares back. I guess, why wasn't that number higher? I mean I guess it looks like about a billion a quarter, which is actually a little bit below the run rate to the whole program. And presumably this, you know, would be where the share might be lowest. You know, were you restrained by other regs besides what I would have known I guess?

Clayt Daley: Well yes, there are SEC guidelines of the amount of shares you can buy in advance of the proxy and shareholder vote, which provided some limitation on us.

Chris Ferrara: So did you buy back nearly as much as you could have? Or could you have even bought back more despite that?

Clayt Daley: We bought back the maximum that we felt was prudent given the SEC guidelines. So now as I mentioned earlier, once the shareholder vote is complete, we'll have more flexibility to buy stock.

Chris Ferrara: Thanks a lot.

Operator: We'll take our next question from Tom Marsico with Marsico Capital.

Tom Marsico: Thank you. I just wish you could maybe talk a little bit more about the emerging markets, what you saw during the quarter. The number of new products that were launched in the emerging markets, and the successes that you saw from those launches.

A.G. Lafley: Hi, Tom; this is A.G. I think the simplest way to think about emerging markets for us is they're clearly strategic. We've spent the last three or four years building the capabilities and the capacity to take both our brand platforms, and our country organization platforms and to build them to a point where they could be platforms for innovation and growth.

     We are in every major developing market region; we are launching a full range of innovation across our core businesses, and important businesses. So John mentioned in the call, (Naturella) which is a new fem care brand, but we're also launching major product improvements on Always at the same time we do (Naturella). So we're building a portfolio in fem care as we drive towards 40 and 50 shares, which is our ultimate goal in that market. In baby care, we have a highly integrated innovation program. And we run a whole program of innovation in developing markets.

     Most of the innovation in developing markets, of course, is on the basic taped diaper lines because that's what consumers can afford. And we just started a very interesting small test, a dramatically new and very affordable baby diaper in China. I mentioned cloth is our biggest competitor in developing markets. We're very hopeful that this will enable a lot of moms in developing markets to be able to afford disposable diapers.

     We've got it priced, you know, I can't remember exactly but I want to say around 10 to 11 cents a diaper, which is starting to get pretty close to the price of an egg in the open market. And we feel if we can get it to the price of an egg, which she buys daily, then it might a product that she could afford to buy for her baby and use daily.

     All of our hair care programs are essentially global. One of the reasons why our hair care business has been so successful in developing markets is we bring the same innovation that you see in the US in a more efficient form, and appropriately with the right aesthetics and the right packaging, and the right sizing and pricing. But we bring that to China. We bring it to Latin America. We bring it to Russia. We bring it to the Middle East. So the hair care business is probably our most global business with very strong developing profile.

     In laundry we have a very vigorous program in developing markets. And again, we use the same chemistry and the same ingredients. We just combine them in products that are far more efficient. And we may have mentioned this before. We created an entirely new system in China where the simple way to think about it is we make - we take the performance actives, and make the performance actives cocktail.

     And then we have contract Chinese manufacturers add the commodity chemicals, bag or box the detergent and put it into our distribution system. And that enables us to be very affordable. And our share has been growing very rapidly in China in laundry. And we're now - we can now see ourselves with a real shot at becoming the leader in the local market. And the leader in the local market has been a Chinese brand from the beginning.

     So it's -I mean Tom, I just feel like we have a really strong program across the board. That's why, as Clayt said, we're growing 15 percent on the top line.

Tom Marsico: No, that's what I was interested in focusing on a little bit maybe from even a higher level. I see that your cap ex is at the lower end as a percentage of sales. Is your infrastructure in the emerging markets, where you're growing at a 15 percent rate, instead of talking about Western Europe and pricing and laundry so much, is your infrastructure developing in the emerging markets and your opportunity there? Is that fulfilled? Is your geographic reach where you want it to be? Because there seems to be, if you're spending at the lower end on cap ex as a percent of says that you have significant leverage there. Am I missing the point here?

A.G. Lafley: No. You definitely - you got it. In terms of geographic reach, we're in virtually all of the markets we want to be in.

Clayt Daley: The point though is, the cap ex goal is not at all limiting. So if we need capital in developing markets to grow we give it to them.

A.G. Lafley: We spend it, yes. But we have- what we've done (Tom) is we've devised more efficient capital solutions. OK, in some cases it's what we fabricate, where we fabricate it and how we fabricate it. And we do more of the fabrication in the developing market. In some cases, we have a mix system, which as I explained in China, we do some of the making. They do the finishing and the packing. So we use the contract network. In some cases, we just use contractors, which are more efficient, OK, and obviously save of the cap ex.

     But to your point about scale and leverage, I don't think there - I can only think of maybe one or two markets, that we would like to be in which are not open to us now. But we're in 98 percent, 99 percent of the markets we want to be in. We have the installed manufacturing capacity or we have access to it, so that's not a constraint. And this is important. We also have the local organization in place now, so we can execute with excellence, and that's really important. Because we have to have the distribution system in place. We have to be to market. We have to be able to do all of the things that we have to do to deliver the product to the consumer where she wants it.

Tom Marsico: So last question then, it would seem, then you have significant operating leverage a GDP of the emerging markets go to a much more rapid rate than what we're seeing in the developing markets.

A.G. Lafley: We do.

Tom  Marsico: Thank you.

A.G. Lafley: And that's why we're counting on them for consistent double digit top line growth the end of the decade.

Clayt Daley: Right.

Tom Marsico:  Thanks very much.

A.G. Lafley: Thank you, Tom.

Operator: Next, we'll turn to Joe Altobello with CIBC World Markets.

Joe  Altobello: Thanks, good morning, guys.

Clayt Daley: Hi, Joe.

Joe Altobello: I just wanted to see if you could compare and contrast your strategy when it comes to promotional spending versus that of Gillette's and how you think that might change post the acquisition?

A.G. Lafley: Joe, it's tough because I would say it's not - the compare and contrast thing isn't so much company to company as it is industry to industry. And they're just in different industries. And I mean, just an obvious point of view, they do a lot more sports and personality marketing, OK in the blades and razors business. We do very much of that.

Clayt Daley: Actually...

A.G. Lafley: And also, frankly, you know, we don't - we really shouldn't be commenting on Gillette's promotion practices.

Clayt Daley: I think they've said publicly before, you know, their promotion spending has been in pretty good control. And so obviously our objective would be to keep that.

Joe Altobello: OK. And then second question, same topic here, have you guys had any updates from the DOJ or FTC regarding the anti trust issues on personal care and oral care?

Clayt Daley: We are in dialogue with the FTC. They have issued a request for a second request of data, which we are in the process of complying with. And so the process is proceeding pretty much as we would have expected both in the US, and of course, we're also engaged in Europe.

Joe  Altobello: OK. Great, thank you.

A.G. Lafley: Thank you

Operator: We'll now turn to Fulcrum's Alice Longley.

Alice Longley: Hi, good morning.

Clayt Daley: Hi, Alice.

Alice Longley: Hi, two questions. One on oral care, I guess you're growing at high in strong double digits in the emerging markets. Can you tell me which markets that is, is it mainly China and Central and Eastern Europe? Or is it other markets as well?

A.G. Lafley: China and Central and Eastern Europe those are the big ones.

Clayt Daley: That's primarily it.

Alice Longley: And can you tell us what the - what your shares are now versus
     Colgate? I know you said in China you're 26 percent, whereas Colgate, and similarly in Russia?

A.G. Lafley: Well we're ahead in China and Russia right now. And I think, you know, I think it's going to stay nip and tuck. So I don't want to get too hung up.

     You know, what's important Alice is not what our share versus Colgate. What's important is that these markets are converting to world class products, and product technology. They're responding to the kind of brand that we offer in the (Blendamid) and Crest. And I think developing market consumers, you know, want an oral care experience, if it's affordable, that's not unlike the oral care experience and product line that we offer in the US.

     The other thing you have to remember is there's still have the market in China that's wide open, you know, to Colgate, and/or P&G. And we obviously want to get more than our fair share of that. And the same is true in Central and Eastern Europe. So they are relatively white space in developing markets. They're not walled cities, and that's we're attracted to them.

Alice Longley: OK. And then my other question is back to this pricing issue, can you give us a little bit more specificity on the numbers? In other words, in Western Europe is pricing on average down one percent, or down five percent? And is it mainly other branded companies that are, you know, causing this? Or is it the hard discounters?

Clayt Daley: It's definitely not five percent. We're talking about a percent or two in most cases and - on average. And, you know, again the problem with talking about this subject is it's almost a different story in every country and every category as to whether it's been a branded competitor, or whether it's been hard discounters. Because not surprisingly, discounters have responded to some of the share progress we've made, as well as the branded competition.

A.G. Lafley: The way to think about it, though Alice, I think, is if you look at our scale, I mean take laundry for example, if you look at our scale, and you look at the fundamental cost structure of that industry there's not a lot of room, you know, there's just not a lot of - we're the only ones that have a lot of room.

     So, you know, so I think what you're seeing is, you know, you're seeing this all stabilized. And I'm sure that some competitors, and some markets have taken certain hedges. We've taken certain hedges, you know that plays in to the game in the short term. But, you know, overall I wouldn't obsess
     - I don't obsess on the price thing. I'm much more interested in who's our target consumer. What is affordability for her? And what represents superior consumer value. You've got to remember, when you step back from this, most P&G brands are sold at a premium. Some are sold at substantial premiums, even in the household business. So the issue isn't whether we can command a premium. We've got brand strength, brand trust, brand equity, and we're delivering products that are superior in performance quality and value so we can handle the premium.

     The only thing we have to watch is when the premium gets too high. And we went through this in some detail over the last year or so, but there was a situation in Germany two or three years ago, where our spreads, our premiums had gotten too high. So we managed our premiums down. And we invested in innovation. And we reinvested in our brands and marketing, and all of the shares and all of the core businesses are up. So I don't get - you know, if this were - if these were commodity businesses I'd be watching every penny or every percent. But they're not commodity businesses. They're branded, value added, differentiated businesses. And so it's more about managing the mix, than it is about obsessing with just a price point.

Alice Longley: If we put your volume in Germany together with pricing in Germany, were you up in Germany?

A.G. Lafley: Yes.

Clayt Daley: Yes.

Alice Longley: Good. OK. And the last part of that question is if I were to look at pricing in the US alone, which is where you've taken all of these price increases, about how much is pricing up here? Is it something like five percent on average?

A.G. Lafley: No.

Clayt Daley: No. We're talking about, even though the coffee increase is all here in the US, the US wouldn't be more than two.

A.G. Lafley: Yes, because coffee is a small percent of our business. Remember, we didn't price the entire laundry line. We just priced part of the laundry line.

Alice Longley: Right.

A.G. Lafley: We priced the...

Alice Longley: Tissue towel.

A.G. Lafley: The tissue towel.

Clayt Daley: The tissue towel.

A.G. Lafley: But I mean if you add it all up, you're, you know, you're only looking at couple of percent.

Alice Longley: Perfect. Thank you very much. Thank you.

Operator: We'll take our next question from Lauren Lieberman with CS First
     Boston.

Lauren Lieberman: Thanks. I'm sorry; I know this is getting to be lengthy. I just wanted to talk about margins by division, and I guess overall operating profit margin. With the huge out performance in baby and family care, I guess my specific question is how much of that is due to the plants running, I guess, 24/7 to work on the allocation issue and to rebuilding safety stocks?

Clayt Daley: Not a whole lot. I mean I think the margin leverage in baby care, has been obviously volume driven. It is a relatively fixed cost, and intensive business. So in mix up, with a lot of new products, and a lot of innovation.

A.G. Lafley: Baby stage of development, feel and learn they all improve our mix.
     They improve our sales mix, and they improve our margin mix.

Lauren Lieberman: Right. But I mean either of those points on volume or mix are not necessarily new this quarter for...

A.G. Lafley: No. But they become - what they are becoming is an increasingly larger percentage of our business there. And the other thing, as I said Lauren, we've got ongoing cost reduction programs in all of these businesses, and frankly our paper businesses have done a good job with our cost reduction programs. They've got them cranked up five years ago because we had to. They're in businesses with, you know, more intensive capital structure. And with, you know, more importance on managing every penny of your cost.

     And you've also go to remember that while we think we're tied or maybe even have a small advantage on being best in class in tissue towel, you know, we're still not best in class in baby diapers, because we don't have as much of our business in pants. And we don't have the pants margins that our best competitors have. So we've still got opportunities to improve the margins.

Clayt Daley: Right.

Lauren Lieberman: OK. So then does that mean we should be thinking of this margin change this quarter as being like a step function? I mean we're now at a ...

Clayt Daley: You know, again, as I said earlier, we obviously made more margin progress this quarter than we anticipate as an ongoing impact. And obviously that disproportionately occurred in the paper business. I mean we made margin progress as a company at a time where actually the fabric and home care margin was down, so the other businesses did extremely well on margin. And so it - but there's no question about the fact that margin improvement has been a key focus area for the baby care business, and they're delivering.

Lauren Lieberman: OK.

John Goodwin: But our approach on margin is more longer term, Lauren.
     ((inaudible)) restructuring, continuing improvement, you can't look at one quarter, unfortunately, and read too much into it, you know, because there's all sorts of lumpiness within that line. So you've got to look over a longer period of time to see the trend.

Clayt Daley: The trend though in paper is up.

Lauren Lieberman: OK. All right. And then, just one last thing is the healthcare division revenues were - actually volume was just about double what I had expected, so good work there. But I wanted to know if some of that is from Prilosec, you know, coming off of allocation? And again is it...

Clayt Daley: There's no question, there's been some pipeline and refill on Prilo.

A.G. Lafley: Well Actonel has been incredibly strong.

John Goodwin: Vicks had a good quarter.

A.G. Lafley: Vicks had a good quarter. You have to remember the whole cold season came later this year. So I mean we're doing well on Metamucil. You know, we're doing well on Thermacare. So I mean it's not - healthcare is not a one trick pony.

Lauren Lieberman: OK. And then just you mentioned Actonel, any outlook for changes for Actonel as (Beniva) comes to market, I think next month?

A.G. Lafley: Not really. I mean we're still - obviously it's a new competitor.
     We're going to have to see what doc and consumer patient acceptance of (Beniva) is going to be. But, you know, we think we're well positioned well. Osteoporosis is a disease of fracturing. And physicians are selecting therapy based upon strong fracture reduction data. And I think you know Actonel provides rapid, and sustained fracture reduction at both vertebral and non vertebral sites, such as the write and hip. And this is what's important to women and men who suffer from that disease.

     (Beniva) has not demonstrated non vertebral fracture protection. So I think
     - you also have to remember that this is still an under diagnosed, under treated disease.

Clayt Daley: You've got a number that's been growing 20 percent a year.

A.G. Lafley: Yes, so I think what - here's the win-win. (Beniva) stimulates another round of market expansion and growth and we get more than our fair share of it, which is sort of what's been the pattern over the last five years. But Actonel is a proven drug. And we keep building share, you know, with that brand.

Lauren Lieberman: OK. Thanks, guys.

Clayt Daley: Yes.

A.G. Lafley: Thank you.

Operator: That's all the time we have for questions today. Gentlemen, I'll go ahead and turn the call back to you for any additional or closing remarks.

Clayt Daley: Well thanks very much for joining us today. And as I said at the outset, John Goodwin, Thomas Tippl and I will be around for the rest of the day to take any other questions you have. Thanks for joining us.

Operator: With that, we will conclude today's conference. Thank you everyone for your participation.


                                      # # #


ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on March 14, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 to the preliminary joint proxy statement/prospectus on April 22, 2005. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.